                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the year ended DECEMBER 31, 2002

                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number 333-98681

                    THRIFT PLAN OF PHILLIPS PETROLEUM COMPANY
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                       77079
(Address of principal executive office)                         (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the Thrift Plan of Phillips Petroleum Company, filed as a part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23    Consent of Independent Auditors.

Exhibit 99    Certifications Pursuant to 18 U.S.C. Section 1350,
                As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THRIFT PLAN OF
                                     PHILLIPS PETROLEUM COMPANY

                                       /s/ J. W. Sheets
                                   ---------------------------------
                                           J. W. Sheets
                                   Plan Financial Administrator

June 25, 2003

INDEX TO FINANCIAL STATEMENTS                            THRIFT PLAN OF PHILLIPS
AND SCHEDULES                                                  PETROLEUM COMPANY

                                                                             Page
Report of Independent Auditors .............................................   3

Financial Statements

  Statement of Net Assets Available for Benefits at December 31, 2002 and
    2001 ...................................................................   4

  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2002 ................................................   5

  Notes to Financial Statements ............................................   6

Supplemental Schedules*

  Schedule of Reportable Transactions for the Year Ended December 31, 2002,
    Schedule H, Line 4j ....................................................  13

  Schedule of Nonexempt Transactions for the Year Ended December 31, 2002,
    Schedule G, Part III ..................................................   14

Exhibit Index .............................................................   15

--------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

The ConocoPhillips Savings Plan Committee
Thrift Plan of Phillips Petroleum Company

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Phillips Petroleum Company (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the ConocoPhillips Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of reportable transactions and nonexempt transactions for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                          /s/ ERNST & YOUNG LLP
                                                          ERNST & YOUNG LLP

Houston, Texas
June 25, 2003

STATEMENT OF NET ASSETS                                  THRIFT PLAN OF PHILLIPS
AVAILABLE FOR BENEFITS                                         PETROLEUM COMPANY

                                                           Thousands of Dollars
                                                         -----------------------
At December 31                                              2002         2001
                                                         -----------------------
ASSETS
Investments
  ConocoPhillips common stock                              $    -        666,185
  Insurance contracts                                           -             18
  Vanguard Total Bond Market Index Fund                         -         59,737
  Vanguard 500 Index Fund                                       -        169,790
  Vanguard Prime Money Market Fund                              -        125,606
  Vanguard Balanced Index Fund                                  -         11,670
  Vanguard Total International Stock Index Fund                 -          4,541
  Vanguard Extended Market Index Fund                           -         16,621
  Vanguard Asset Allocation Fund                                -            603
  Vanguard Growth Index Fund                                    -          1,677
  Vanguard Inflation-Protected Securities Fund                  -          1,451
  Vanguard International Growth Fund                            -            598
  Vanguard LifeStrategy Conservative Growth Fund                -            217
  Vanguard LifeStrategy Growth Fund                             -            427
  Vanguard LifeStrategy Income Fund                             -            582
  Vanguard LifeStrategy Moderate Growth Fund                    -            202
  Vanguard Mid-Cap Index Fund                                   -          2,465
  Vanguard Morgan Growth Fund                                   -            638
  Vanguard PRIMECAP Fund                                        -          5,867
  Vanguard Small-Cap Growth Index Fund                          -            525
  Vanguard Small-Cap Value Index Fund                           -          2,019
  Vanguard Total Stock Market Index Fund                        -          1,712
  Vanguard Value Index Fund                                     -          1,482
  Vanguard Windsor II Fund                                      -          4,184
  Loans to Plan participants                                    -         18,316
--------------------------------------------------------------------------------
                                                                -      1,097,133
Contributions Receivable                                        -             19
Employee Deposits Receivable                                    -            165
--------------------------------------------------------------------------------
Total Assets                                                    -      1,097,317
--------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                          $    -      1,097,317
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                              THRIFT PLAN OF PHILLIPS
ASSETS AVAILABLE FOR BENEFITS                                  PETROLEUM COMPANY

                                                                    Thousands
Year Ended December 31, 2002                                        of Dollars
                                                                    ----------
ADDITIONS
Contributions and Deposits
  Company contributions                                           $      9,344
    (net of forfeitures applied of $3 thousand)
  Employee deposits                                                     78,732
Rollovers                                                               21,503
Asset Transfers In                                                          14
------------------------------------------------------------------------------
                                                                       109,593
------------------------------------------------------------------------------
Investment Income
  Interest and dividend income                                          24,990
  Interest from participant loans                                        1,209
Other Additions                                                            156
------------------------------------------------------------------------------
                                                                        26,355
------------------------------------------------------------------------------

Total                                                                  135,948
------------------------------------------------------------------------------
DEDUCTIONS
Distributions to
  participants or their
  beneficiaries                                                        112,621
Net depreciation in fair value
  of investments                                                       179,337
Asset transfers out                                                    941,249
Other deductions                                                            58
------------------------------------------------------------------------------
Total                                                                1,233,265
------------------------------------------------------------------------------

NET CHANGE                                                          (1,097,317)

NET ASSETS AVAILABLE FOR
  BENEFITS
Beginning of Year                                                    1,097,317
------------------------------------------------------------------------------

End of Year                                                       $          -
==============================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                            THRIFT PLAN OF PHILLIPS
                                                               PETROLEUM COMPANY

NOTE 1--PLAN DESCRIPTION

The following describes the Thrift Plan of Phillips Petroleum Company (Plan) at December 31, 2002, subject to and qualified by the more complete information appearing in the Plan document as of that date.

At the close of business on December 31,2002, the Plan was merged into the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP) and the LTSSP's name was changed to the ConocoPhillips Savings Plan.

The merger of Phillips Petroleum Company and Conoco Inc. to form ConocoPhillips was finalized on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Phillips Petroleum Company common stock, including those held by the Plan, was converted into one share of the new ConocoPhillips common stock.

The Plan was a defined contribution plan available to certain employees of ConocoPhillips Company (formerly Phillips Petroleum Company) and participating subsidiaries (Company). Generally, any person on the direct U.S. dollar payroll of the Company was eligible to participate. Retail outlet marketing employees and certain other employee classifications were not eligible.

The chief financial officer of the ConocoPhillips had sole discretion to select investment funds for inclusion in the Plan provided the Trust fund included, in addition to the Loan Temporary Investment Fund and the Company Stock Fund, one of each of the following three types of funds: (1) a money-market mutual fund;
(2) Standard and Poors 500 index mutual fund; and (3) a bond market index mutual fund. The Company had a trust agreement with Vanguard Fiduciary Trust Company (Vanguard). Under the trust agreement with Vanguard, Plan participants directed their deposits to a variety of investment options, including the ConocoPhillips Stock Fund (formerly the Phillips Stock Fund). Plan Participants were allowed to change their investment direction and deposit rates monthly. In addition to the Plan assets held in the trust, there were Plan funds in the Deferred Settlement Account held by the Travelers Insurance Company.

The ConocoPhillips Stock Fund invested only in the common stock of ConocoPhillips and held cash reserves as determined by the Trustee. It consisted of two separate accounts, the Fund B Account and the Fund C Account. The Fund B Account represented the value of investments from employee deposits contributed to the ConocoPhillips Stock Fund. The Fund C Account represented Company matching contributions.

Dividends represented earnings from the various Vanguard mutual funds in which the Plan participated. For the ConocoPhillips Stock Fund, dividends included not only dividends on the ConocoPhillips common stock held, but also earnings on the small amount of cash reserves in the fund.

Participants could have up to 20 percent of their pay, as defined in the Plan, deposited in the Plan each month. The first 5 percent was designated as regular deposits with any excess being designated as supplemental deposits. Deposits were further designated by a participant as before-tax or after-tax deposits or a combination of both. Before-tax deposits were made by the Company on behalf of a participant who had elected the before-tax feature of the Plan, voluntarily reducing his salary by a corresponding amount. Total deposit amounts and allocation of deposits between after-tax and before-tax accounts were subject to limitations imposed by the Internal Revenue Code. Employee deposits were suspended in certain circumstances.

The Company contributed an amount equal to 25 percent of an employee's regular deposits to the ConocoPhillips Stock Fund--Fund B Account and an amount equal to 15 percent of regular deposits to any other investment fund. All Company matching contributions were invested in the ConocoPhillips Stock Fund--Fund C Account. The Plan required employee deposits, before-tax deposits and Company contributions to be invested directly into participants' designated investment funds and the ConocoPhillips Stock Fund as soon as practicable, generally the night of each payday.

To facilitate participant loan repayments, the Trustee also maintained assets in a Temporary Investment Fund. These were invested in the Vanguard Prime Money Market Fund. Loan repayments were first placed in the Temporary Investment Fund and remained there until the valuation date on, or about, the 18th day of the following month. Loan repayments were transferred to the Loan Fund and then were generally allocated to other investments based on the participant's regular deposits investment allocation, except that funds borrowed from Fund C were repaid only to Fund C. Earnings on deposits and loan repayments held in the Temporary Investment Fund were credited monthly, in the same manner, to each participant who made deposits or loan repayments during the month and still maintained an account in the Plan. The allocation of earnings were made to each Participant in the proportion to which his deposits or loan repayments bore to all deposits or loan repayments during the period for which such interest was earned. Employee deposits and earnings were paid into other investment funds as directed by the participant.

The Plan provided for daily transfers among funds; however, generally, Plan participants could not direct transfers to or from the Fund C Account, the Loan Fund, or the Temporary Investment Fund. A participant could make unlimited transfers of any dollar amount, whole percentages, or units to, or from, investment funds other than the Fund B Account, on any valuation date. A participant could direct the transfer of any dollar amount, whole percentage or number of units to, or from, his Fund B Account in the ConocoPhillips Stock Fund to, or from, other investment funds on any valuation date, but then had to wait 10 calendar days to make another transfer involving the Fund B Account.

In addition to the rights described above permitting the transfer of amounts from one investment fund to another, a participant who had attained age 55 could, on any valuation date, direct the transfer of any dollar amount, whole percentage, or number of units in any investment fund (except the Temporary Investment Fund) to any other investment fund (except to the Temporary Investment Fund or the Fund C Account). Provided, however, such Participant who transferred from the Fund C Account to any other investment fund could transfer that interest back to the Fund C Account on any subsequent valuation date, subject to the 10-calendar-day waiting period for transfers.

The Plan allowed Participants, or former Participants, who received a distribution of all or a portion of their taxable interest in other qualified plans, the ability to rollover all or a portion of the taxable distribution received from the other qualified plan. As a result, during 2002, a total of $21.5 million of assets was transferred into the Plan due to rollover elections.

A participant was vested at all times with respect to his deposits and his interest in Company contributions. Company contributions could not be withdrawn until 24 months after they were contributed unless the participant had been in the Plan for at least five years or became eligible to withdraw, for reasons other than a specified financial hardship, his interest in his before-tax account. A participant could not withdraw his interest in his before-tax account unless he was at least age 59 1/2, experienced a specified financial hardship, became totally and permanently disabled, or severed employment. Upon the death of a participant, his beneficiary could withdraw the participant's entire account balance, including his before-tax account.

Distributions generally occurred upon severance of employment, but could be deferred. For a participant who retired or became totally disabled, unless a request for withdrawal was made as of any earlier date, distribution generally was deferred to a date not later than the first valuation date in October of the year age 69 was attained. If the participant died, distribution to a surviving spouse beneficiary was deferred to the first valuation date in October in the year in which the participant would have attained age 69. This deferral was revocable by the participant or the surviving spouse. Distributions to non-spouse beneficiaries could be deferred approximately five years. Distributions were based on the valuation of the participant's interest in the trust fund. Available forms of distribution were:

         (a) in cash from all investment funds other than the ConocoPhillips Stock Fund;

         (b) in whole shares of common stock and/or cash from the ConocoPhillips Stock Fund, at the participants' discretion;

         (c) with respect to a participant who retired under a Company retirement plan before July 1, 1992, and who timely elected a deferred settlement option--monthly, quarterly or annual payments irrevocably elected from his interest in the Plan--commencing at retirement with, at the participant's direction, a designated life- interest beneficiary to receive any unpaid scheduled payments following the participant's death.

A participant could elect a direct rollover of the taxable portion of most distributions to an Individual Retirement Account or another tax-qualified plan. The taxable portion of any such distribution that was not rolled over directly became subject to 20 percent federal withholding.

The Plan was administered by the Thrift Plan Committee, a Plan Financial Administrator, and a Plan Benefits Administrator. The members of the Committee were appointed by the Board of Directors of the Company. The Plan Financial Administrator and Plan Benefits Administrator were the persons who occupied, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators served without compensation, but were reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. The Plan paid all reasonable expenses necessary for the operation of the Plan, unless such expenses were paid by the Company.

NOTE 2--NON-PARTICIPANT-DIRECTED INVESTMENTS

The ConocoPhillips Stock Fund included non-participant-directed investments resulting from the Company's matching contributions being invested in the ConocoPhillips Stock Fund--Fund C Account. Information about the net assets and the significant components of the changes in net assets, including both participant and non-participant-directed activity, relating to the ConocoPhillips Stock Fund follows:

                                                          Thousands of Dollars
                                                          --------------------
At December 31                                               2002       2001
                                                          --------------------
Net Assets:
  ConocoPhillips common stock                             $      -     666,185
  Vanguard Prime Money Market Fund                               -       1,704
  Employee deposits receivable--Fund B                           -          94
  Contributions receivable--Fund C                               -          19
------------------------------------------------------------------------------
                                                          $      -     668,002
==============================================================================

Changes in Net Assets during Year
  Ended December 31, 2002:
    Matching Company contributions--Fund C                           $   9,344
    Employee and before-tax deposits                                    44,525
    Employee loan repayments                                             7,216
    Employee loan withdrawals                                           (5,232)
    Dividends                                                           15,941
    Net depreciation in fair value of
      investments                                                     (126,573)
    Distributions to participants or their
      beneficiaries                                                    (60,434)
Transfer to participant-directed investments                           (15,504)
Asset transfers in and rollovers in                                    213,227
Asset transfers out                                                   (749,552)
Other additions                                                           (935)
Administrative expense                                                     (25)
------------------------------------------------------------------------------
                                                                     $(668,002)
==============================================================================

NOTE 3--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries were recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and assumptions.

NOTE 4--INVESTMENTS

VALUATION

ConocoPhillips common stock was valued at its quoted market price. Insurance contracts were valued pursuant to their terms; the value, which approximated fair value, represented fund deposits plus interest credited, less distributions. Shares of mutual funds were valued at the net asset value of shares held by the Plan at year-end. Participant loans were valued at cost, which approximated fair value.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

APPRECIATION (DEPRECIATION)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                     Thousands
                                                                    of Dollars
                                                                    ----------
ConocoPhillips common stock                                         $ (127,508)
Vanguard mutual funds                                                  (51,829)
------------------------------------------------------------------------------
                                                                    $ (179,337)
==============================================================================

NOTE 5--CONTRIBUTIONS RECEIVABLE

Contributions receivable at December 31, 2001 included $19,000 receivable from the Company for 2001 matching contributions.

NOTE 6--LOAN FUND

The Plan allowed loans to active employees or parties-in-interest from their accounts. The minimum loan was $1,000, and generally the maximum was the lesser of $50,000 or half the participant's vested account. The loans could extend for up to 60 months (180 months for a home loan) with a rate of interest equal to the national prime lending rate, as determined on the last valuation date of the previous month. No more than one home loan and two regular loans could be outstanding at any given time.

Loan payments and interest were repaid to the borrowing participant's account through the Loan Temporary Fund, which recorded the outstanding loans and related transactions. Generally, repayments were allocated to other investment funds based on a participant's regular deposit investment direction, except that funds borrowed from Fund C were repaid only to Fund C.

NOTE 7--ASSET TRANSFERS OUT

At the close of business on December 31, 2002, approximately $941 million of assets were transferred out of the Plan and merged into the ConocoPhillips Savings Plan.

NOTE 8--TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments of the Plan were in shares of mutual funds managed by Vanguard. Since Vanguard was the Plan's trustee, these transactions qualified as party-in-interest transactions. In addition, certain Plan investments were in ConocoPhillips' common stock. These transactions also qualified as party-in-interest transactions.

During 2002, the Plan received $15,941,000 in common stock dividends from the Company or, subsequent to the merger described in Note 1, ConocoPhillips. Fees paid for legal, accounting, and other services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 9--TAX STATUS

The Internal Revenue Service (IRS) determined on July 3, 2002, that the Plan was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a). Subsequent amendments were adopted, but were not expected to affect the qualified status of the Plan. The Committee was not aware of any activity that affected the qualified status of the Plan.

SCHEDULE OF REPORTABLE TRANSACTIONS                      THRIFT PLAN OF PHILLIPS
SCHEDULE H, LINE 4j                                            PETROLEUM COMPANY
SERIES OF TRANSACTIONS IN EXCESS                        EIN 73-0400345, PLAN 002
  OF 5 PERCENT OF NET ASSETS (CATEGORY iii)

Year Ended December 31, 2002

                                                            Thousands of Dollars
                                   ------------------------------------------------------------------------------
                                                                                          (h) Current
                                                                                            value of
(a)(b) Identity of party                                                                    asset on     (i) Net
involved and                      (c) Purchase   (d) Selling                   (g) Cost    transaction   gain or
description of asset                  Price         Price      (f) Expenses    of asset       date        (loss)
-----------------------------------------------   -----------  ------------     --------   -----------   --------
ConocoPhillips*
   Common Stock                      $121,609            -          Net         $     -      121,609          -
                                            -      114,476          Net          82,048      114,476     32,428
-----------------------------------------------------------------------------------------------------------------

-------------
*Party-in-interest

Column (e) is not applicable.

There were no category (i), (ii) or (iv) reportable transactions during 2002.

SCHEDULE OF NONEXEMPT TRANSACTIONS                       THRIFT PLAN OF PHILLIPS
SCHEDULE G, PART III                                           PETROLEUM COMPANY
                                                        EIN 73-0400345, PLAN 002

Year Ended December 31, 2002

                                                                (c)
                                                          Description of
                             (b)                      transactions, including
        (a)          Relationship to plan,            maturity date, rate of
    Identity of       employer or other               interest, collateral,
  party involved      party-in-interest               par or maturity value
------------------  ----------------------    -----------------------------------
ConocoPhillips      Employer/Plan Sponsor     On a May 24, 2002, there was a
   Company                                    delay in the transfer of employee
                                              deposits to Vanguard, totaling
                                              $241,737.45. The related earnings
                                              of $3,876.51 were deposited into
                                              the Plan in August 2002.

Columns (d) through (j) are not applicable.

EXHIBIT INDEX                                            THRIFT PLAN OF PHILLIPS
                                                               PETROLEUM COMPANY

Exhibit
 Number                         Description
 ------                         -----------
  23              Consent of Independent Auditors.

  99              Certifications Pursuant to 18 U.S.C. Section 1350,
                    As Adopted Pursuant to Section 906 of the
                    Sarbanes-Oxley Act of 2002.